Filed Pursuant to Rule 433

Registration No. 333-213439

Final Term Sheet

February 5, 2019

VERIZON COMMUNICATIONS INC.

$1,000,000,000 3.875% Notes due 2029

Issuer:	Verizon Communications Inc. (“Verizon”)

Title of Securities:	3.875% Notes due 2029 (the “Notes”)

Trade Date:	February 5, 2019

Settlement Date (T+3):	February 8, 2019

Maturity Date:	February 8, 2029

Aggregate Principal Amount Offered:	$1,000,000,000

Public Offering Price:	99.811% plus accrued interest, if any, from February 8, 2019

Underwriting Discount:	0.400%

Proceeds to Verizon (before expenses):	99.411%

Interest Rate:	3.875% per annum

Interest Payment Dates:	Semiannually on each February 8 and August 8, commencing August 8, 2019

Denomination:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000

Optional Redemption:	(i) at any time prior to November 8, 2028 (three months prior to maturity), make-whole call at the greater of 100% of the principal amount of the Notes being redeemed or the discounted present value at Treasury Rate plus 20 basis points, plus accrued and unpaid interest and (ii) at any time on or after November 8, 2028 (three months prior to maturity), at 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest

Allocation:

Principal Amount of Notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$450,000,000
Goldman Sachs & Co. LLC	400,000,000
Citigroup Global Markets Inc.	40,000,000
Deutsche Bank Securities Inc.	40,000,000
Loop Capital Markets LLC	40,000,000
R. Seelaus & Co., LLC	15,000,000
The Williams Capital Group, L.P.	15,000,000

Total	$1,000,000,000

Representatives:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman Sachs & Co. LLC

Reference Document:	Preliminary Prospectus Supplement, subject to completion, dated February 5, 2019; Prospectus dated September 1, 2016

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Goldman Sachs & Co. LLC toll free at 1-800-828-3182 or contacting the issuer at:

Investor Relations

Verizon Communications Inc.

One Verizon Way

Basking Ridge, New Jersey 07920

Telephone: (212) 395-1525

Internet Site: www.verizon.com/about/investors

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

No PRIIPs key information document has been prepared as European Economic Area retail investors are not targeted.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.